UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

JUNE 2017

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2017
Current	562,964,568
Cash and due from banks (Note 4)	13,267,198
Interbank investments (Notes 3d and 5)	176,167,466
Securities purchased under agreements to resell	171,012,283
Interbank investments	5,168,014
Allowance for losses	(12,831)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	84,119,799
Own portfolio	32,393,862
Subject to repurchase agreements	27,049,772
Derivative financial instruments (Notes 3f and 6d II)	14,933,662
Given in guarantee to the Brazilian Central Bank	83,599
Given in guarantee	8,959,878
Securities under resale agreements with free movement	699,026
Interbank accounts	68,909,482
Unsettled payments and receipts	1,351,244
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	67,472,257
- SFH - housing finance system	23,406
Correspondent banks	62,575
Interdepartmental accounts	110,732
Internal transfer of funds	110,732
Loans (Notes 3g and 8)	137,070,625
Loans:
- Public sector	1,075,740
- Private sector	156,717,195
Loans transferred under an assignment with recourse	984,481
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(21,706,791)
Leasing (Notes 3g and 8)	(55,821)
Leasing operations and sublease receivables
- Private sector	1,065,272
Unearned income from leasing	(1,023,583)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(97,510)
Other receivables	80,683,242
Receivables on sureties and guarantees honored (Note 8a-3)	416,316
Foreign exchange portfolio (Note 9a)	17,402,106
Receivables	8,626,784
Securities trading	1,029,205
Specific receivables	18,947
Sundry (Note 9b)	55,068,046
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,878,162)
Other assets (Note 10)	2,691,845
Other assets	2,825,909
Provision for losses	(1,308,260)
Prepaid expenses (Notes 3i and 10b)	1,174,196
Long-term receivables	355,128,897
Interbank investments (Note 3d and 5)	1,128,277
Interbank investments	1,128,277
Securities and derivative financial instruments (Notes 3e, 3f and 6)	137,953,090
Own portfolio	99,330,844
Subject to repurchase agreements	27,455,297
Derivative financial instruments (Notes 3f and 6d II)	90,818
Privatization rights	46,517
Securities under resale agreements with free movement	8,091,153

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2017
Interbank accounts	802,502
Reserve requirement (Note 7):
- SFH - housing finance system	802,502
Loans (Notes 3g and 8)	158,974,066
Loans:
- Public sector	2,000,000
- Private sector	163,361,536
Loans transferred under an assignment with recourse	7,292,471
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(13,679,941)
Leasing (Notes 3g and 8)	(65,579)
Leasing receivables:
- Private sector	1,181,855
Unearned income from leasing	(1,181,538)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(65,896)
Other receivables	55,497,458
Securities trading	374,153
Sundry (Note 9b)	55,231,709
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(108,404)
Other assets (Note 10)	839,083
Prepaid expenses (Notes 3i and 10b)	839,083
Permanent assets	68,392,931
Investments (Notes 3j and 11)	46,106,004
Earnings of Affiliates and Subsidiaries
- In Brazil	45,772,613
- Overseas	288,457
Other investments	176,206
Allowance for losses	(131,272)
Premises and equipment (Notes 3k and 12)	4,388,986
Premises	697,236
Other premises and equipment	8,680,387
Accumulated depreciation	(4,988,637)
Leased premises and equipment (Note 12)	4,084,545
Leased Assets	7,065,726
Accumulated depreciation	(2,981,181)
Intangible assets (Notes 3m and 13)	13,813,396
Intangible Assets	24,000,817
Accumulated amortization	(10,187,421)
Total	986,486,396

The accompanying Notes are an integral part of these Financial Statements.

4  June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2017
Current	600,022,596
Deposits (Notes 3o and 14a)	157,832,902
Demand deposits	30,886,127
Savings deposits	95,736,763
Interbank deposits	481,914
Time deposits (Note 14a)	30,728,098
Securities sold under agreements to repurchase (Notes 3o and 14b)	242,686,056
Own portfolio	87,107,624
Third-party portfolio	144,238,406
Unrestricted portfolio	11,340,026
Funds from issuance of securities (Note 14c)	72,477,559
Mortgage and real estate notes, letters of credit and others	71,479,699
Securities issued overseas	671,060
Structured Operations Certificates	326,800
Interbank accounts	1,526,011
Unsettled payments and receipts	76,305
Correspondent banks	1,449,706
Interdepartmental accounts	4,800,663
Third-party funds in transit	4,800,663
Borrowing (Note 15a)	21,508,622
Borrowing overseas	21,508,622
On-lending in Brazil - official institutions (Note 15b)	11,224,756
National treasury	64,143
BNDES	4,597,299
FINAME	6,561,724
Other institutions	1,590
Derivative financial instruments (Notes 3f and 6d II)	13,864,795
Derivative financial instruments	13,864,795
Other liabilities	74,101,232
Payment of taxes and other contributions	3,243,238
Foreign exchange portfolio (Note 9a)	7,105,535
Social and statutory	2,444,258
Tax and social security (Note 18a)	1,792,375
Securities trading	2,049,142
Financial and development funds	1,297
Subordinated debts (Note 17)	14,250,427
Sundry (Note 18b)	43,214,960
Long-term liabilities	279,232,005
Deposits (Notes 3o and 14a)	103,853,673
Interbank deposits	48,459
Time deposits (Note 14a)	103,805,214
Securities sold under agreements to repurchase (Notes 3o and 14b)	13,784,487
Own portfolio	13,784,487
Funds from issuance of securities (Note 14c)	71,156,684
Mortgage and real estate notes, letters of credit and others	68,749,426
Securities issued overseas	2,334,319
Structured Operations Certificates	72,939
Borrowing (Note 15a)	1,920,137
Borrowing overseas	1,920,137
On-lending in Brazil - official institutions (Note 15b)	21,888,871
BNDES	9,825,810
FINAME	12,063,061
Derivative financial instruments (Notes 3f and 6d II)	160,578
Derivative financial instruments	160,578

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 - In thousands of Reais

Liabilities	2017
Other liabilities	66,467,575
Tax and social security (Note 18a)	2,734,255
Subordinated debts (Note 17)	16,818,082
Eligible Debt Capital Instruments (Note 17)	22,622,595
Sundry (Note 18b)	24,292,643
Deferred income	406,567
Deferred income	406,567
Non-controlling interests in subsidiaries (Note 19)	17,715
Shareholders' equity (Note 20)	106,807,513
Capital:
- Domiciled in Brazil	58,361,528
- Domiciled overseas	738,472
Capital reserves	11,441
Profit reserves	47,620,614
Asset valuation adjustments	515,972
Treasury shares (Note 20d)	(440,514)
Total	986,486,396

The accompanying Notes are an integral part of these Financial Statements.

6 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on June 30 – In thousands of Reais

2017
Revenue from financial intermediation	65,964,517
Loans (Note 8j)	37,650,145
Leasing (Note 8j)	995,021
Operations with securities (Note 6h)	22,631,430
Income from derivative financial instruments (Note 6h)	813,640
Foreign exchange operations (Note 9a)	1,197,531
Reserve requirement (Note 7b)	2,683,447
Sale or transfer of financial assets	(6,697)

Expenses from financial intermediation	50,748,568
Retail and professional market funding (Note 14d)	32,270,669
Borrowing and on-lending (Note 15c)	2,837,408
Leasing (Note 8j)	850,335
Allowance for loan losses (Notes 3g, 8g and 8h)	14,790,156

Gross income from financial intermediation	15,215,949

Other operating income (expenses)	(6,771,352)
Fee and commission income (Note 21)	11,653,990
Other fee and commission income	7,935,901
Income from banking fees	3,718,089
Payroll and related benefits (Note 22)	(8,729,274)
Other administrative expenses (Note 23)	(10,568,598)
Tax expenses (Note 24)	(2,320,263)
Equity in the earnings (losses) of Affiliates and Subsidiaries (Note 11)	4,174,776
Other operating income (Note 25)	6,179,795
Other operating expenses (Note 26)	(7,161,778)
Operating income	8,444,597
Non-operating income (loss) (Note 27)	(291,239)
Income before income tax and social contribution and non-controlling interests	8,153,358
Income tax and social contribution (Notes 31a and 31b)	(169,824)
Non-controlling interests in subsidiaries	(1,364)
Net income	7,982,170

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
	Paid in Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on January 1st, 2017	51,100,000	11,441	6,807,128	43,641,474	(403,160)	(273,956)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments	-	-	-	-	766,716	426,372	-	-	1,193,088
Net income	-	-	-	-	-	-	-	7,982,170	7,982,170
Allocations:
- Reserves	-	-	399,109	4,772,903	-	-	-	(5,172,012)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(2,810,158)	(2,810,158)
Balance on June 30, 2017	59,100,000	11,441	7,206,237	40,414,377	363,556	152,416	(440,514)	-	106,807,513

The accompanying Notes are an integral part of these Financial Statements.

8 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Added Value of the Prudential Conglomerate on June 30 – In thousands of Reais

Description	2017	%
1 – Revenue	61,561,445	302.1
1.1) Financial intermediation	65,964,517	323.7
1.2) Fees and commissions	11,653,990	57.2
1.3) Allowance for loan losses	(14,790,156)	(72.6)
1.4) Others (Includes private social investments (Note 32c))	(1,266,906)	(6.2)
2 – Financial intermediation expenses	(35,958,412)	(176.5)
3 – Inputs acquired from third-parties	(6,861,761)	(33.7)
Outsourced services	(2,081,568)	(10.2)
Data processing	(1,036,592)	(5.1)
Communication	(779,067)	(3.8)
Asset maintenance	(554,354)	(2.7)
Financial system services	(506,509)	(2.5)
Security and surveillance	(416,863)	(2.0)
Transport	(375,843)	(1.8)
Material, water, electricity and gas	(324,511)	(1.6)
Advertising and marketing	(288,524)	(1.4)
Travel	(84,944)	(0.4)
Others (Includes private social investments (Note 32c))	(412,986)	(2.0)
4 – Gross value added (1-2-3)	18,741,272	92.0
5 – Depreciation and amortization	(2,538,858)	(12.5)
6 – Net value added produced by the entity (4-5)	16,202,414	79.5
7 – Value added received through transfer	4,174,776	20.5
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	4,174,776	20.5
8 – Value added to distribute (6+7)	20,377,190	100.0
9 – Value added distributed	20,377,190	100.0
9.1) Personnel	7,687,326	37.7
Salaries	4,031,983	19.8
Benefits	2,007,521	9.9
Government Severance Indemnity Fund for Employees (FGTS)	447,396	2.2
Other	1,200,426	5.9
9.2) Tax, fees and contributions	3,532,035	17.3
Federal	3,124,725	15.3
State	5,139	-
Municipal	402,171	2.0
9.3) Remuneration for providers of capital	1,174,295	5.8
Rental	825,306	4.1
Asset leasing	348,989	1.7
9.4) Value distributed to shareholders	7,983,534	39.2
Interest on Shareholders’ Equity Dividends paid and/or provisioned	2,810,158	13.8
Retained earnings	5,172,012	25.4
Non-controlling interests in retained earnings	1,364	-

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow of the Prudential Conglomerate on June 30 – In thousands of Reais

2017
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	8,153,358
Adjustments to net income before income tax and social contribution	16,132,280
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(349,403)
Allowance for loan losses	14,790,156
Depreciation and amortization	2,538,858
Impairment losses of financial assets	833,283
Expenses with civil, labor and tax provisions	1,142,230
Equity in the earnings (losses) of Affiliates and Subsidiaries	(4,174,776)
(Gain)/loss on sale of fixed assets	16,440
(Gain)/loss on sale of foreclosed assets	246,582
Foreign exchange variation of assets and liabilities overseas/Other	1,088,910
Net income before taxes after adjustments	24,285,638
(Increase)/Decrease in interbank investments	1,865,412
(Increase)/Decrease in trading securities and derivative financial instruments	(2,947,966)
(Increase)/Decrease in interbank and interdepartmental accounts	(2,142,507)
(Increase)/Decrease in loan and leasing	(1,291,145)
(Increase)/Decrease in other receivables and other assets	(2,499,477)
(Increase)/Decrease in reserve requirement - Central Bank	(9,435,726)
Increase/(Decrease) in deposits	26,214,926
Increase/(Decrease) in securities sold under agreements to repurchase	(1,269,903)
Increase/(Decrease) in funds from issuance of securities	(18,579,343)
Increase/(Decrease) in borrowings and on-lending	(1,657,775)
Increase/(Decrease) in other liabilities	(2,493,073)
Increase/(Decrease) in deferred income	(45,519)
Income tax and social contribution paid	(2,791,383)
Net cash provided by/(used in) operating activities	7,212,159
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	510,345
Sale of/maturity of and interest on available-for-sale securities	57,511,609
Proceeds from sale of foreclosed assets	333,127
Sale of premises and equipment	758,789
Purchases of available-for-sale securities	(59,011,665)
Investment acquisitions	(2,001,400)
Purchase of premises and equipment	(790,870)
Intangible asset acquisitions	(760,957)
Dividends and interest on shareholders’ equity received	209,421
Net cash provided by/(used in) investing activities	(3,241,601)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	1,062,239
Interest on Shareholders’ Equity Paid	(4,720,677)
Non-controlling interest	(313)
Net cash provided by/(used in) financing activities	(3,658,751)
Net increase/(decrease) in cash and cash equivalents	311,807
Cash and cash equivalents - at the beginning of the period	181,119,377
Effect of Changes in Exchange Rates in Cash and Cash equivalents	349,403
Cash and cash equivalents - at the end of the period	181,780,587
Net increase/(decrease) in cash and cash equivalents	311,807

The accompanying Notes are an integral part of these  Financial Statements.

10 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Notes to Financial Statements of the Prudential Conglomerate are as follows:

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds, as requested by Resolution No. 4,280/13. These  requirements are not necessarily the same as those established by corporate law.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries / affiliates and jointly controlled companies is presented in investments and intangible assets (Note 13a).

Bradesco opted for the provision in Article 5 of CMN Resolution No. 4,517/16, which affirms that, as for January 1, 2017, equity holdings in jointly controlled companies must be accounted for using the equity method of accounting and no longer using the proportional consolidation method. In addition, paragraph 2 of Article 5 of said Resolution does not require comparable information for companies that changed their accounting policies as a consequence of these dispositions. Then, consolidated financial statements of the prudential conglomerate are not comparable with previous periods.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on august 28, 2017.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On June 30
	Activity	Equity interest
		2017
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%
Banco Alvorada S.A.	Banking	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%
Banco Bradescard S.A.	Cards	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%
Banco Bradesco BBI S.A.	Investment bank	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%
Banco Bradesco Europa S.A.	Banking	100.00%

12                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30
	Activity	Equity interest
		2017
Banco Bradesco Financiamentos S.A.	Banking	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%
Banco Losango S.A.	Banking	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%
Bradesco Securities, UK.	Brokerage	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda. (2)	Asset management	100.00%
Serel Participações em Imóveis S.A. (2)	Asset management	100.00%
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%
Bankpar Consultoria e Serviços Ltda. (2)	Services	100.00%
Cidade Capital Markets Limited	Banking	100.00%
Tempo Serviços Ltda.	Services	100.00%
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Credit acquisition	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%
Promosec Cia. Securitizadora de Créditos	Credit acquisition	100.00%
Investment Funds (3)
Alpha FI Mult. Cred. Priv. Inv. no Exterior	Investment Fund	100.00%
Bradesco F.I.C.F.I. R.F. DI Galáxia	Investment Fund	100.00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.66%
FI Mult. Inv. no Exterior Tellus	Investment Fund	100.00%
FIP Mult. Plus	Investment Fund	100.00%
FI RF DI GJ	Investment Fund	100.00%
FII - FI RF Cred. Privado	Investment Fund	100.00%

(1) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(2) In accordance with CMN Resolution No. 4,280/13, it is now consolidated; and

(3) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•

Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•

Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•

Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

14                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 6 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and (c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

16                June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 13.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Notes 6c(6) and 6g.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 14.

18                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

o)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•

Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•	Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•	Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•	Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 16.

p)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

q)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32.

4)     CASH AND CASH EQUIVALENTS

On June 30 - R$ thousand
2017
Cash and due from banks in domestic currency	9,437,231
Cash and due from banks in foreign currency	3,829,774
Investments in gold	193
Total cash and due from banks	13,267,198
Interbank investments (1)	168,513,389
Total cash and cash equivalents	181,780,587

(1)  It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	24,377,707	-	-	-	24,377,707
● Financial treasury bills	6,956,328	-	-	-	6,956,328
● National treasury notes	11,662,272	-	-	-	11,662,272
● National treasury bills	5,716,014	-	-	-	5,716,014
● Other	43,093	-	-	-	43,093
Funded position	143,424,397	931,775	-	-	144,356,172
● National treasury notes	56,017,547	881,724	-	-	56,899,271
● Financial treasury bills	58,174,544	-	-	-	58,174,544
● National treasury bills	29,232,306	50,051	-	-	29,282,357
Short position	1,400,541	877,863	-	-	2,278,404
● National treasury bills	1,400,541	877,863	-	-	2,278,404
Subtotal	169,202,645	1,809,638	-	-	171,012,283
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	2,495,317	1,725,520	947,177	1,128,277	6,296,291
● Provision for losses	(155)	(4,316)	(8,360)	-	(12,831)
Subtotal	2,495,162	1,721,204	938,817	1,128,277	6,283,460
Total in 2017	171,697,807	3,530,842	938,817	1,128,277	177,295,743
%	96.9	2.0	0.5	0.6	100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

Accrued on June 30 - R$ thousand
2017
Income from investments in purchase and sale commitments:
• Own portfolio position	265,245
• Funded position	9,476,507
• Short position	358,857
Subtotal	10,100,609
Income from interest-earning deposits in other banks	239,555
Total (Note 6g)	10,340,164

20                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	2017	%
Trading securities	54,131,681	24.4
- Government securities	29,887,721	13.5
- Corporate securities	9,219,480	4.2
- Derivative financial instruments (1) (5)	15,024,480	6.7
Available-for-sale securities	155,678,967	70.1
- Government securities	96,630,216	43.5
- Corporate securities	59,048,751	26.6
Held-to-maturity securities (2)	12,262,241	5.5
- Government securities	29,038	-
- Corporate securities	12,233,203	5.5
Total	222,072,889	100.0

- Government securities	126,546,975	57.0
- Corporate securities	95,525,914	43.0
Total	222,072,889	100.0

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2017
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment
	days	days	days	days
Financial treasury bills	-	318,749	1,674,359	12,827,095	14,820,203	14,821,284	(1,081)
National treasury notes	799	-	117,969	6,634,952	6,753,720	6,606,927	146,793
Financial bills	655,172	1,291,260	184,354	567,248	2,698,034	2,689,430	8,604
Debentures	21,453	179,920	359	1,639,770	1,841,502	2,083,722	(242,220)
National treasury bills	89,428	21,788	101,514	7,762,693	7,975,423	7,956,875	18,548
Derivative financial instruments (1) (5)	14,707,535	138,868	87,259	90,818	15,024,480	21,473,803	(6,449,323)
Other	2,666,534	434,058	219,376	1,698,351	5,018,319	5,071,347	(53,028)
Total	18,140,921	2,384,643	2,385,190	31,220,927	54,131,681	60,703,388	(6,571,707)
Derivative financial instruments (liabilities) (5)	(13,264,721)	(433,922)	(166,152)	(160,578)	(14,025,373)	(10,699,632)	(3,325,741)

22                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (6)	On June 30 - R$ thousand
	2017
					Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment
	1 to 30	31 to 180	181 to 360	More than 360
	days	days	days	days
National treasury bills	1,018,605	427,492	18,789,162	61,642,123	81,877,382	80,434,870	1,442,512
Debentures	406,283	650,283	1,106,830	35,967,016	38,130,412	38,920,085	(789,673)
National treasury notes	-	-	-	10,306,348	10,306,348	9,933,627	372,721
Foreign corporate securities	181,871	51,163	625,264	10,264,465	11,122,763	11,332,816	(210,053)
Shares	6,648,800	-	-	-	6,648,800	7,382,305	(733,505)
Certificates of real estate receivables	29,180	-	-	1,038,923	1,068,103	1,107,459	(39,356)
Brazilian foreign debt notes	11,897	-	1,501	572,586	585,984	567,229	18,755
Financial treasury bills	-	12,150	111,127	2,138,579	2,261,856	2,261,345	511
Other	1,433,278	1,247,177	767,550	229,314	3,677,319	3,653,009	24,310
Subtotal	9,729,914	2,388,265	21,401,434	122,159,354	155,678,967	155,592,745	86,222
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	21,282
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(307,494)
Total	9,729,914	2,388,265	21,401,434	122,159,354	155,678,967	155,592,745	(199,990)

III) Held-to-maturity securities

Securities (2)	On June 30 - R$ thousand
	2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for
	days	days	days	days
Certificates of real estate receivables	-	5,601	5,021	12,222,581	12,233,203	11,726,479	(506,724)
Other	-	-	-	29,038	29,038	29,216	178
Total	-	5,601	5,021	12,251,619	12,262,241	11,755,695	(506,546)

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)      Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017 (3) (4)
	days	days	days	days
Own portfolio	13,097,756	4,546,178	5,618,190	108,462,582	131,724,706
Fixed income securities	5,642,114	4,546,178	5,618,190	108,462,582	124,269,064
● National treasury notes	799	-	112,139	10,938,968	11,051,906
● Financial treasury bills	-	262,894	1,205,170	11,743,154	13,211,218
● National treasury bills	1,108,034	430,424	1,960,167	25,676,765	29,175,390
● Debentures	427,736	830,202	1,107,189	37,606,786	39,971,913
● Financial bills	655,172	1,291,260	184,354	567,248	2,698,034
● Certificates of real estate receivables	29,180	5,601	5,021	13,295,260	13,335,062
● Foreign corporate securities	938,482	131,182	135,711	6,731,473	7,936,848
● Brazilian foreign debt securities	12,113	-	3,275	592,938	608,326
● Bank deposit certificates	67,883	347,362	9	-	415,254
● Other	2,402,715	1,247,253	905,155	1,309,990	5,865,113
Equity securities	7,455,642	-	-	-	7,455,642
● Shares of listed companies	7,455,642	-	-	-	7,455,642
Restricted securities	65,544	93,463	18,086,196	48,288,321	66,533,524
Subject to repurchase agreements	55,878	11,387	14,823,245	39,614,559	54,505,069
● National treasury bills	-	4,781	14,172,772	35,066,915	49,244,468
● Foreign corporate securities	55,878	6,606	569,541	4,064,446	4,696,471
● National treasury notes	-	-	327	303,469	303,796
● Financial treasury bills	-	-	80,605	176,154	256,759
● Other	-	-	-	3,575	3,575
Brazilian Central Bank	-	14,075	69,524	-	83,599
● National treasury bills	-	14,075	69,524	-	83,599
Privatization rights	-	-	-	46,517	46,517
Guarantees provided	9,666	68,001	3,193,427	8,627,245	11,898,339
● National treasury notes	-	-	5,504	3,972,561	3,978,065
● National treasury bills	-	-	2,688,213	1,877,721	4,565,934
● Financial treasury bills	-	68,001	499,710	2,776,963	3,344,674
● Other	9,666	-	-	-	9,666

24                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Securities	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017 (3) (4)
	days	days	days	days
Derivative financial instruments (1) (5)	14,707,535	138,868	87,259	90,818	15,024,480
Securities subject to unrestricted repurchase agreements	-	-	-	8,790,179	8,790,179
● National treasury bills	-	-	-	6,783,414	6,783,414
● National treasury notes	-	-	-	1,734,684	1,734,684
● Financial treasury bills	-	-	-	272,081	272,081
Total	27,870,835	4,778,509	23,791,645	165,631,900	222,072,889
%	12.6	2.1	10.7	74.6	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and
(6) Includes, there were Impairment losses of financial assets in the amount of R$833,283 thousand, related to securities classified in the category "Available-for-Sale Securities".

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

26                June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)   Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On June 30 - R$ thousand
	2017
	Reference value	Net amount
Futures contracts
Purchase commitments:	146,458,963	-
- Interbank market	93,823,273	47,752,744
- Foreign currency	52,586,084	-
- Other	49,606	-
Sale commitments:	107,620,159	-
- Interbank market (1)	46,070,529	-
- Foreign currency (2)	61,471,487	8,885,403
- Other	78,143	28,537

Option contracts
Purchase commitments:	23,223,824	-
- Interbank market	11,885,179	10,554,362
- Foreign currency	11,222,031	1,583,692
- Other	116,614	-
Sale commitments:	19,674,655	-
- Interbank market	1,330,817	-
- Foreign currency	9,638,339	-
- Other	8,705,499	8,588,885

Forward contracts
Purchase commitments:	12,297,961	-
- Foreign currency	11,784,574	-
- Other	513,387	13,868
Sale commitments:	16,254,153	-
- Foreign currency	15,754,634	3,970,060
- Other	499,519	-

Swap contracts
Assets (long position):	73,627,402	-
- Interbank market	7,936,976	5,611,958
- Fixed rate	51,922,671	21,065,185
- Foreign currency	12,440,983	-
- IGPM	437,700	-
- Other	889,072	-
Liabilities (short position):	49,899,424	-
- Interbank market	2,325,018	-
- Fixed rate	30,857,486	-
- Foreign currency (2)	13,846,145	1,405,162
- IGPM	710,000	272,300
- Other	2,160,775	1,271,703

Derivatives include operations maturing in D+1.

(1) Includes, cash flow hedges to protect CDI-related funding totaling R$4,603,132 thousand (Note 6f); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$48,677,787 thousand.

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On June 30 - R$ thousand
	2017
	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	19,749,295	(6,396,785)	13,352,510
Adjustment receivable - future	975	-	975
Receivable forward purchases	654,841	-	654,841
Receivable forward sales	626,747	-	626,747
Premiums on exercisable options	441,945	(52,538)	389,407
Total assets (A)	21,473,803	(6,449,323)	15,024,480
Adjustment payables - swaps	(8,528,256)	(3,348,041)	(11,876,297)
Adjustment payables - future	(1,880)	-	(1,880)
Payable forward purchases	(1,001,656)	-	(1,001,656)
Payable forward sales/other	(677,528)	-	(677,528)
Premiums on written options	(490,312)	22,300	(468,012)
Total liabilities (B)	(10,699,632)	(3,325,741)	(14,025,373)

Net Effect (A-B)	10,774,171	(9,775,064)	999,107

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On June 30 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2017
	days	days	days	days
Futures contracts (1)	73,051,315	6,998,150	127,858,711	46,170,946	254,079,122
Option contracts	21,605,846	9,777,747	7,820,177	3,694,709	42,898,479
Forward contracts	16,738,216	5,522,309	4,178,617	2,112,972	28,552,114
Swap contracts (1)	5,200,967	12,779,541	7,637,459	97,908,859	123,526,826
Total in 2017	116,596,344	35,077,747	147,494,964	149,887,486	449,056,541

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

On June 30 - R$ thousand
2017
Government securities
National treasury notes	4,614,789
National treasury bills	2,994,173
Total	7,608,962

28                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

V)  Revenues and expenses, net

Accrued on June 30 - R$ thousand
2017
Swap contracts (1)	276,690
Forward contracts	(295,828)
Option contracts	(160,013)
Futures contracts (1)	992,791
Total (Note 6g)	813,640

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparts

On June 30 - R$ thousand
2017
B3 (stock exchange)	231,500,270
B3 (over-the-counter)	166,198,389
Overseas (stock exchange) (1)	44,100,246
Overseas (over-the-counter) (1)	7,257,636
Total	449,056,541

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On June 30, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$220,210 thousand and “bonds of the Brazilian public debt” in the amount of R$363,902 thousand and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” in the amount of R$(16,541) thousand, achieving a total net credit risk value of R$567,571 thousand, with an effect on the calculation of required shareholders’ equity of R$23,122 thousand. The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(616) thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

On June 30, 2017, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts in B3, amounting to R$16,383,339 thousand, having as object of hedge the securities backed in DI, to the sum of R$18,046,986 thousand, maturing in 2018, making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$204,456 thousand, net of tax effects was R$122,674 thousand. On June 30, 2017, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on B3 totaling R$4,603,132 thousand, having as object of hedge captures linked to DI, totaling R$4,594,907 thousand and maturities between 2018 and 2020, converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$(28,839) thousand, net of tax effects was R$(17,303) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)      Income from securities, insurance and derivative financial instruments

Accrued on June 30 - R$ thousand
2017
Fixed income securities (1)	11,562,160
Interbank investments (Note 5b)	10,340,164
Equity securities	729,106
Subtotal	22,631,430
Income from derivative financial instruments (Note 6d V)	813,640
Total	23,445,070

(1)  Includes the losses through impairment of financial assets (primarily debentures) in the amount of R$833,283 thousand.

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2017
Compulsory deposit – demand deposits	not remunerated	4,820,146
Compulsory deposit – savings deposits	savings index	19,270,779
Compulsory deposit – time deposits	Selic rate	38,155,072
Additional compulsory deposit – savings deposits	Selic rate	5,226,260
Reserve requirement – SFH	TR + interest rate	825,908
Total		68,298,165

b)       Revenue from reserve requirement

Accrued on June 30 - R$ thousand
2017
Reserve requirement – Bacen (Compulsory deposit)	2,654,557
Reserve requirement – SFH	28,890
Total	2,683,447

30                June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (A)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,357,443	11,966,859	9,202,609	19,142,073	25,566,463	67,205,519	151,440,966	36.0
Financing	4,164,908	3,221,427	3,455,867	12,418,686	17,325,073	87,021,571	127,607,532	30.4
Agricultural and agribusiness loans	2,389,711	1,406,708	972,500	3,773,231	3,977,710	9,130,009	21,649,869	5.2
Subtotal	24,912,062	16,594,994	13,630,976	35,333,990	46,869,246	163,357,099	300,698,367	71.6
Leasing	120,222	109,226	105,470	279,925	457,111	1,083,851	2,155,805	0.5
Advances on foreign exchange contracts (2)	1,357,514	1,662,347	1,693,846	2,764,299	2,218,085	-	9,696,091	2.3
Subtotal	26,389,798	18,366,567	15,430,292	38,378,214	49,544,442	164,440,950	312,550,263	74.4
Other receivables (3)	11,407,693	6,712,548	2,624,346	4,863,575	4,109,381	1,077,331	30,794,874	7.3
Total loans	37,797,491	25,079,115	18,054,638	43,241,789	53,653,823	165,518,281	343,345,137	81.7
Sureties and guarantees (4)	4,554,023	1,639,721	1,545,815	6,406,379	13,138,864	46,459,066	73,743,868	17.6
Loan assignment - real estate receivables certificate	39,325	39,323	39,321	113,167	168,891	567,825	967,852	0.2
Acquisition of credit card receivables	729,278	400,819	212,049	227,290	69,574	-	1,639,010	0.4
Loans available for import (4)	60,264	92,711	99,772	37,071	9,309	-	299,127	0.1
Confirmed exports loans (4)	121	377	1,071	496	40,000	-	42,065	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	88,696	88,696	-
Total in 2017	43,180,502	27,252,066	19,952,666	50,026,192	67,080,461	212,633,868	420,125,755	100.0

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2017 (B)	% (5)
Discounted trade receivables and loans (1)	1,568,384	1,327,854	1,154,614	3,126,071	4,643,301	11,820,224	83.0
Financing	320,099	291,772	157,958	320,290	270,204	1,360,323	9.6
Agricultural and agribusiness loans	21,210	27,260	35,185	50,282	118,559	252,496	1.8
Subtotal	1,909,693	1,646,886	1,347,757	3,496,643	5,032,064	13,433,043	94.4
Leasing	9,073	8,500	6,973	15,260	10,210	50,016	0.4
Advances on foreign exchange contracts (2)	24,531	4,129	218,991	18,370	2,298	268,319	1.9
Subtotal	1,943,297	1,659,515	1,573,721	3,530,273	5,044,572	13,751,378	96.7
Other receivables (3)	6,219	198,818	136,215	34,725	96,985	472,962	3.3
Total in 2017	1,949,516	1,858,333	1,709,936	3,564,998	5,141,557	14,224,340	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180 days	181 to 360	More than 360	Total in 2017 (C)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	727,234	648,555	603,915	1,457,216	2,436,953	5,949,919	11,823,792	67.6
Financing	240,262	209,759	196,959	542,101	875,099	3,163,351	5,227,531	29.9
Agricultural and agribusiness loans	1,431	2,999	3,781	16,679	40,162	183,638	248,690	1.4
Subtotal	968,927	861,313	804,655	2,015,996	3,352,214	9,296,908	17,300,013	98.9
Leasing	8,839	9,107	7,782	22,856	35,730	74,360	158,674	0.9
Subtotal	977,766	870,420	812,437	2,038,852	3,387,944	9,371,268	17,458,687	99.8
Other receivables (3)	3,909	3,166	2,913	7,262	9,917	14,935	42,102	0.2
Total in 2017	981,675	873,586	815,350	2,046,114	3,397,861	9,386,203	17,500,789	100.0

32                June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Total
	Total in 2017 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	175,084,982	38.8
Financing	134,195,386	29.7
Agricultural and agribusiness loans	22,151,055	4.9
Subtotal	331,431,423	73.4
Leasing	2,364,495	0.5
Advances on foreign exchange contracts (2) (Note 9a)	9,964,410	2.2
Subtotal	343,760,328	76.1
Other receivables (3)	31,309,938	6.9
Total loans	375,070,266	83.0
Sureties and guarantees (4)	73,743,868	16.3
Loan assignment - real estate receivables certificate	967,852	0.2
Acquisition of credit card receivables	1,639,010	0.4
Loans available for import (4)	299,127	0.1
Confirmed exports loans (4)	42,065	-
Co-obligation from assignment of rural loan (4)	88,696	-
Total in 2017	451,850,884	100.0

(1) Including credit card loans and advances on credit card receivables of R$16,466,738 thousand;
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$24,404,890 thousand;
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)
Discounted trade receivables and loans	22,664,824	75,885,386	12,946,966	27,524,492	8,093,444	5,488,154	3,129,247	2,693,176	16,659,293	175,084,982	46.7
Financing	78,266,352	21,847,814	18,066,160	8,370,940	2,924,310	1,270,677	527,000	464,146	2,457,987	134,195,386	35.8
Agricultural and agribusiness loans	6,379,302	3,748,223	9,001,774	1,823,069	690,642	217,061	37,036	21,757	232,191	22,151,055	5.9
Subtotal	107,310,478	101,481,423	40,014,900	37,718,501	11,708,396	6,975,892	3,693,283	3,179,079	19,349,471	331,431,423	88.4
Leasing	326,459	458,145	1,263,058	81,695	61,383	33,921	9,771	25,633	104,430	2,364,495	0.6
Advances on foreign exchange contracts (2)	3,446,765	1,768,648	1,891,833	2,289,177	218,438	259,914	18,678	1,522	69,435	9,964,410	2.7
Subtotal	111,083,702	103,708,216	43,169,791	40,089,373	11,988,217	7,269,727	3,721,732	3,206,234	19,523,336	343,760,328	91.7
Other receivables	4,040,693	19,599,418	2,596,348	3,507,881	327,179	90,581	92,274	48,563	1,007,001	31,309,938	8.3
Total in 2017	115,124,395	123,307,634	45,766,139	43,597,254	12,315,396	7,360,308	3,814,006	3,254,797	20,530,337	375,070,266	100.0
%	30.7	32.9	12.2	11.6	3.3	2.0	1.0	0.9	5.5	100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2) Note 9a.

34                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)
Installments not yet due	-	-	1,099,964	3,037,103	2,430,722	1,756,920	1,417,256	1,539,861	6,218,963	17,500,789	100.0
1 to 30	-	-	144,897	180,799	111,994	75,545	66,036	65,895	336,509	981,675	5.6
31 to 60	-	-	111,366	157,990	99,015	65,586	66,519	57,352	315,758	873,586	5.0
61 to 90	-	-	92,743	142,223	98,631	63,020	59,141	54,973	304,619	815,350	4.7
91 to 180	-	-	161,775	339,445	261,782	200,289	164,514	147,260	771,049	2,046,114	11.7
181 to 360	-	-	218,786	525,835	427,820	428,978	366,773	240,073	1,189,596	3,397,861	19.4
More than 360	-	-	370,397	1,690,811	1,431,480	923,502	694,273	974,308	3,301,432	9,386,203	53.6
Past-due installments (2)	-	-	677,179	1,016,774	1,175,537	1,123,879	1,163,259	1,062,315	8,005,397	14,224,340	100.0
1 to 14	-	-	262,098	124,916	103,443	101,676	26,299	62,697	210,582	891,711	6.3
15 to 30	-	-	407,836	227,152	102,330	59,363	40,738	30,996	189,390	1,057,805	7.4
31 to 60	-	-	7,245	646,949	277,523	120,112	142,835	71,665	592,004	1,858,333	13.1
61 to 90	-	-	-	12,999	665,973	319,990	150,196	83,049	477,729	1,709,936	12.0
91 to 180	-	-	-	4,758	26,268	507,059	778,259	785,646	1,463,008	3,564,998	25.1
181 to 360	-	-	-	-	-	15,679	24,932	28,262	4,976,587	5,045,460	35.4
More than 360	-	-	-	-	-	-	-	-	96,097	96,097	0.7
Subtotal	-	-	1,777,143	4,053,877	3,606,259	2,880,799	2,580,515	2,602,176	14,224,360	31,725,129
Specific provision	-	-	17,772	121,616	360,626	864,240	1,290,257	1,821,524	14,224,360	18,700,395

(1) Percentage of maturities by type of installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)
Installments not yet due	115,124,395	123,307,634	43,988,996	39,543,377	8,709,137	4,479,509	1,233,491	652,621	6,305,977	343,345,137	100.0
1 to 30	7,100,205	17,997,117	4,211,340	6,271,224	704,507	574,226	114,410	66,125	758,337	37,797,491	11.0
31 to 60	5,284,283	10,971,879	3,360,738	4,340,875	420,496	180,288	60,192	37,020	423,344	25,079,115	7.3
61 to 90	4,999,149	7,255,106	1,887,510	3,159,161	293,567	78,275	36,440	27,470	317,960	18,054,638	5.3
91 to 180	13,487,792	16,755,828	5,331,163	5,663,121	648,570	535,146	93,935	168,018	558,216	43,241,789	12.6
181 to 360	15,823,655	21,040,368	6,262,839	6,932,955	1,433,233	759,405	285,778	108,947	1,006,643	53,653,823	15.6
More than 360	68,429,311	49,287,336	22,935,406	13,176,041	5,208,764	2,352,169	642,736	245,041	3,241,477	165,518,281	48.2
Generic provision	-	616,532	439,890	1,186,301	870,914	1,343,853	616,746	456,835	6,305,977	11,837,048
Total in 2017 (2)	115,124,395	123,307,634	45,766,139	43,597,254	12,315,396	7,360,308	3,814,006	3,254,797	20,530,337	375,070,266
Existing provision	-	695,855	502,747	1,483,406	1,892,416	5,452,993	3,762,098	3,131,564	20,530,337	37,451,416
Minimum required provision	-	616,532	457,662	1,307,917	1,231,540	2,208,093	1,907,003	2,278,359	20,530,337	30,537,443
Excess provision (3)	-	79,323	45,085	175,489	660,876	3,244,900	1,855,095	853,205	-	6,913,973

(1) Percentage of maturities by type of installment;
(2) The total includes performing loans of R$343.345.137 thousand and non-performing loans of R$31.725.129 thousand; and

(3) The allocation of the excess provision gives preference to the operations that are in the highest risk ratings, limited to 100% of the risk value.

36                June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On June 30 - R$ thousand
	2017	% (1)
Largest borrower	8,081,522	2.2
10 largest borrowers	30,854,198	8.2
20 largest borrowers	47,158,666	12.6
50 largest borrowers	69,048,720	18.4
100 largest borrowers	86,436,740	23.0

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On June 30 - R$ thousand
	2017	%
Public sector	8,081,522	2.2
Oil, derivatives and aggregate activities	8,081,522	100.0
Private sector	366,988,744	97.8
Companies	196,663,815	52.4
Real estate and construction activities	29,665,326	15.1
Retail	21,528,041	10.9
Services	17,825,244	9.1
Transportation and concession	14,735,277	7.5
Automotive	12,865,841	6.5
Food products	10,469,874	5.3
Wholesale	9,726,602	4.9
Production and distribution of electricity	7,865,649	4.0
Iron and steel industry	7,566,006	3.8
Sugar and alcohol	7,004,304	3.6
Holding	5,835,271	3.0
Capital goods	4,493,802	2.3
Pulp and paper	3,881,806	2.0
Chemical	3,683,140	1.9
Cooperative	3,911,770	2.0
Financial	3,396,929	1.7
Leisure and tourism	2,812,210	1.4
Textiles	2,374,860	1.2
Agriculture	2,498,668	1.3
Oil, derivatives and aggregate activities	2,348,986	1.2
Other industries	22,174,209	11.3
Individuals	170,324,929	45.4
Total	375,070,266	100.0

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	115,124,395	115,124,395	30.6	30.6
A	-	-	-	123,307,634	123,307,634	32.9	63.5
B	677,179	1,099,964	1,777,143	43,988,996	45,766,139	12.2	75.7
C	1,016,774	3,037,103	4,053,877	39,543,377	43,597,254	11.6	87.3
Subtotal	1,693,953	4,137,067	5,831,020	321,964,402	327,795,422	87.3
D	1,175,537	2,430,722	3,606,259	8,709,137	12,315,396	3.3	90.6
E	1,123,879	1,756,920	2,880,799	4,479,509	7,360,308	2.0	92.6
F	1,163,259	1,417,256	2,580,515	1,233,491	3,814,006	1.0	93.6
G	1,062,315	1,539,861	2,602,176	652,621	3,254,797	0.9	94.5
H	8,005,397	6,218,963	14,224,360	6,305,977	20,530,337	5.5	100.0
Subtotal	12,530,387	13,363,722	25,894,109	21,380,735	47,274,844	12.7
Total in 2017	14,224,340	17,500,789	31,725,129	343,345,137	375,070,266	100.0
%	3.8	4.7	8.5	91.5	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

38                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	616,532	616,532	79,323	695,855	0.5
B	1.0	6,772	11,000	17,772	439,890	457,662	45,085	502,747	1.1
C	3.0	30,503	91,113	121,616	1,186,301	1,307,917	175,489	1,483,406	3.4
Subtotal		37,275	102,113	139,388	2,242,723	2,382,111	299,897	2,682,008	0.8
D	10.0	117,554	243,072	360,626	870,914	1,231,540	660,876	1,892,416	15.4
E	30.0	337,164	527,076	864,240	1,343,853	2,208,093	3,244,900	5,452,993	74.1
F	50.0	581,629	708,628	1,290,257	616,746	1,907,003	1,855,095	3,762,098	98.6
G	70.0	743,621	1,077,903	1,821,524	456,835	2,278,359	853,205	3,131,564	96.2
H	100.0	8,005,397	6,218,963	14,224,360	6,305,977	20,530,337	-	20,530,337	100.0
Subtotal		9,785,365	8,775,642	18,561,007	9,594,325	28,155,332	6,614,076	34,769,408	73.5
Total in 2017		9,822,640	8,877,755	18,700,395	11,837,048	30,537,443	6,913,973	37,451,416	10.0
%		26.2	23.7	49.9	31.6	81.5	18.5	100.0	-

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

R$ thousand
2017
- Specific provision (1)	22,468,102
- Generic provision (2)	10,754,621
- Excess provision (3)	7,490,351
- Loans	4,429,361
- Guarantees provided	3,060,990
Opening balance on January 1st	40,713,074
Accounting for allowance for loan losses (4)	14,790,156
Accounting for/reversal of provisions for guarantees provided (5)	(3,060,990)
Net write-offs/other	(14,990,824)
Closing balance on June 30	37,451,416
- Specific provision (1)	18,700,395
- Generic provision (2)	11,837,048
- Excess provision (3)	6,913,973
- Loans	6,913,973
- Guarantees provided	-

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 8f);
(4) Includes, the formation of allowance for loan losses, in the amount of R$2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item; and

(5) The opening balance, as of January 1, 2017, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 18b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision”.

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

Accrued on June 30 - R$ thousand
2017
Amount recognized (1)	12,333,789
Amount recovered (2) (3)	(3,611,047)
Allowance for Loan Losses expense net of amounts recovered	8,722,742

(1) Refers, to the formation of allowance for loan losses, in the amount of R$14,790,156 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 8g);

(2) Classified in income from loans (Note 8j); and
(3) In the period, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$3,324,546 thousand, with effect on income in the amount of R$35,393 thousand.

i)       Changes in the renegotiated portfolio

R$ thousand
2017
Opening balance on January 1st	17,501,423
Amount renegotiated	8,967,012
Amount received	(5,246,690)
Write-offs	(3,025,781)
Closing balance on June 30	18,195,964
Allowance for loan losses	13,710,615
Percentage on renegotiated portfolio	75.3%

40                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

Accrued on June 30 - R$ thousand
2017
Discounted trade receivables and loans	24,660,019
Financing	8,541,308
Agricultural and agribusiness loans	837,771
Subtotal	34,039,098
Recovery of credits charged-off as losses	3,611,047
Subtotal	37,650,145
Leasing, net of expenses	144,686
Total	37,794,831

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

Accrued on June 30 - R$ thousand
2017
Financial Leases Receivables	2,247,127
Unearned income from leasing	(2,205,121)
Financial leased assets, plus lease losses (net)	6,739,863
Accrued depreciation on asset finance leasing:	(2,655,318)
- Accumulated depreciation	(3,967,732)
Difference in depreciation	1,312,414
Prepaid guaranteed residual value (Note 18b)	(1,762,056)
Total present value	2,364,495

9)      OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

On June 30 - R$ thousand
2017
Assets – other receivables
Exchange purchases pending settlement	13,857,981
Foreign exchange and forward documents in foreign currencies	17,894
Exchange sale receivables	3,568,514
(-) Advances in domestic currency received	(202,110)
Income receivable on advances granted	159,827
Total	17,402,106
Liabilities – other liabilities
Exchange sales pending settlement	3,591,982
Exchange purchase payables	13,475,321
(-) Advances on foreign exchange contracts	(9,964,410)
Other	2,642
Total	7,105,535
Net foreign exchange portfolio	10,296,571
Off-balance-sheet accounts:
- Loans available for import	299,127
- Confirmed exports loans	42,065

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

Accrued on June 30 - R$ thousand
2017
Foreign exchange income	1,197,531
Adjustments:
- Income on foreign currency financing (1)	87,591
- Income on export financing (1)	1,141,892
- Income on foreign investments (2)	22,838
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(670,637)
- Funding expenses (4)	(898,476)
- Other (5)	(13,719)
Total adjustments	(330,511)
Adjusted foreign exchange income	867,020

(1) Recognized in “Income from loans”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

On June 30 - R$ thousand
2017
Deferred tax assets (Note 31c)	50,600,905
Credit card operations	26,043,900
Debtors for escrow deposits	15,314,414
Trade and credit receivables (1)	6,908,796
Prepaid taxes	5,977,989
Other debtors	3,811,583
Payments to be reimbursed	725,772
Receivables from sale of assets	145,409
Other	770,987
Total	110,299,755

(1) Primarily includes receivables from the acquisition of financial assets from loans and advances on receivables.

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2017
Real estate	1,564,374	(289,446)	1,274,928
Goods subject to special conditions	624,637	(624,637)	-
Vehicles and similar	581,249	(364,123)	217,126
Inventories/warehouse	21,324	-	21,324
Machinery and equipment	12,982	(11,662)	1,320
Other	21,343	(18,392)	2,951
Total in 2017	2,825,909	(1,308,260)	1,517,649

42                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)    Prepaid expenses

On June 30 - R$ thousand
2017
Commission on the placement of loans and financing (1)	477,827
Advertising and marketing expenses (2)	57,349
Other (3)	1,478,103
Total	2,013,279

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recognized in the statement of income, under "Equity in the Earnings (Losses) of Affiliates and Subsidiaries", and correspond, in the first semester of 2017 to R$4,174,776 thousand and the investments under the entry "Earnings of Affiliates and Subsidiaries", correspond to R$46,061,070 thousand.

Companies (1)	Accrued on June 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (2)
			Ordinary (ON)	Preferential (PN)	Quotas			On June 30, 2017	1st semester of 2017
Bradseg Participações S.A.	11,950,000	27,983,104	8	-	-	97.13%	2,426,236	27,181,029	2,356,693
Quixaba Empreendimentos e Participações Ltda.	8,650,772	9,817,131	-	-	865,077,202	100.00%	495,757	9,817,131	495,757
Kirton Seguros S.A.	554,865	1,143,811	17,153	9,598	-	98.08%	125,038	1,121,889	122,637
Tibre Holdings Ltda.	310,000	584,415	-	-	310,000	100.00%	23,862	584,415	23,862
Bradescard Elo Participações S.A.	790,000	1,289,531	4,167,605	-	-	100.00%	112,073	1,289,531	112,073
Embaúba Holdings Ltda.	326,000	463,292	-	-	285,905	87.70%	110,088	406,311	96,548
BF Promotora de Vendas Ltda.	1,426,220	1,248,626	-	-	1,426,220	100.00%	2,793	1,248,626	2,793
Haitong Banco de Investimento do Brasil S.A.	420,000	584,075	12,734	12,734	-	20.00%	(52,720)	116,815	(10,544)
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,088,737	-	-	2,011,709	100.00%	41,470	1,088,737	41,470
Bankpar Brasil Ltda.	290,000	566,586	-	-	290,000	100.00%	35,912	566,586	35,912
Other (3)								2,640,000	198,125
Foreign exchange gain/loss of branches abroad								-	699,450
Earnings of Affiliates and Subsidiaries								46,061,070	4,174,776

(1)  Data related to June 30, 2017;

(2)  The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(3)  Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Neon Holdings S.A., Imagra Imobiliária e Agrícola Ltda. e Kirton Participações e Investimentos Ltda.

44                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On June 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2017
Property and equipment:
- Buildings	4%	316,642	(46,803)	269,839
- Land	-	380,594	-	380,594
Facilities, furniture and premises and equipment	10%	4,493,289	(2,279,011)	2,214,278
Security and communication systems	10%	294,905	(175,475)	119,430
Data processing systems	20 to 40%	3,806,865	(2,443,910)	1,362,955
Transportation systems	20%	85,328	(43,438)	41,890
Subtotal		9,377,623	(4,988,637)	4,388,986
Leased premises and equipment		7,065,726	(2,981,181)	4,084,545
Total in 2017		16,443,349	(7,969,818)	8,473,531

The fixed assets to shareholders’ equity ratio is 39.6% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

13)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2017
Acquisition of financial services rights	Contract	4,009,832	(2,250,344)	1,759,488
Software (2)	20%	8,088,555	(5,406,389)	2,682,166
Goodwill (3)	Up to 20%	11,902,430	(2,530,688)	9,371,742
Total in 2017		24,000,817	(10,187,421)	13,813,396

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On June 30, 2017, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$625,478 thousand, Bradescard Mexico - R$17,510 thousand, Bradesco BBI S.A. - R$120,899 thousand; and Kirton Bank - R$7,762,386 thousand.

b)   Changes in intangible assets by type

	On June 30 - R$ thousand
	Balance on January 1st, 2017	Additions / (reductions)	Amortization for the period	Balance on June 30, 2017
Acquisition of financial services rights	1,893,406	355,994	(489,912)	1,759,488
Software	2,750,949	404,226	(473,009)	2,682,166
Goodwill – Future profitability (1)	5,430,608	26,936	(470,778)	4,986,766
Goodwill – Based on intangible assets and other reasons (1)	3,481,962	-	(466,774)	3,015,188
Goodwill – Difference in fair value of assets/liabilities (1)	1,599,927	-	(230,139)	1,369,788
Total in 2017	15,156,852	787,156	(2,130,612)	13,813,396

(1)  Include, basically, the effects of the final report on purchase price allocation (“PPA”) from the acquisition of HSBC Brasil.

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017
● Demand deposits (1)	30,886,127	-	-	-	30,886,127
● Savings deposits (1)	95,736,763	-	-	-	95,736,763
● Interbank deposits	281,779	183,512	16,623	48,459	530,373
● Time deposits (2)	8,286,637	12,995,258	9,446,203	103,805,214	134,533,312
Total in 2017	135,191,306	13,178,770	9,462,826	103,853,673	261,686,575
%	51.7	5.0	3.6	39.7	100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017
Own portfolio	56,338,784	18,683,379	12,085,461	13,784,487	100,892,111
● Government securities	48,803,121	123,550	28,562	-	48,955,233
● Debentures of own issuance	2,484,510	18,323,133	11,650,585	13,254,438	45,712,666
● Foreign	5,051,153	236,696	406,314	530,049	6,224,212
Third-party portfolio (1)	144,238,406	-	-	-	144,238,406
Unrestricted portfolio (1)	9,974,173	1,365,853	-	-	11,340,026
Total in 2017	210,551,363	20,049,232	12,085,461	13,784,487	256,470,543
%	82.1	7.8	4.7	5.4	100.0

(1)  Represented by government securities.

46                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017
Securities – Brazil:
- Financial bills	3,902,052	23,513,983	18,757,145	60,832,606	107,005,786
- Letters of credit for real estate	1,756,375	6,684,858	10,822,564	6,621,509	25,885,306
- Letters of credit for agribusiness	1,822,343	3,493,555	726,824	1,295,311	7,338,033
Subtotal	7,480,770	33,692,396	30,306,533	68,749,426	140,229,125
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	9,383	239,254	392,258	2,077,897	2,718,792
- MTN Program Issues (1)	1,714	-	28,451	256,422	286,587
Subtotal	11,097	239,254	420,709	2,334,319	3,005,379
Structured Operations Certificates	46,975	200,451	79,374	72,939	399,739
Total in 2017	7,538,842	34,132,101	30,806,616	71,156,684	143,634,243
%	5.2	23.8	21.4	49.6	100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Cost for market funding and inflation

Accrued on June 30 - R$ thousand
2017
Savings deposits	3,053,831
Time deposits	4,442,221
Securities sold under agreements to repurchase	13,261,217
Funds from issuance of securities	8,352,376
Subordinated debts (Note 17)	2,877,207
Other funding expenses	283,817
Total	32,270,669

15)    BORROWING AND ON-LENDING

a)  Borrowing

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017
	days	days	days	days
Overseas	4,598,372	11,453,977	5,456,273	1,920,137	23,428,759
Total in 2017	4,598,372	11,453,977	5,456,273	1,920,137	23,428,759
%	19.6	48.9	23.3	8.2	100.0

b)  On-lending

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017
	days	days	days	days
In Brazil	1,324,226	4,490,188	5,410,342	21,888,871	33,113,627
- FINAME	637,986	2,952,936	2,970,802	12,063,061	18,624,785
- BNDES	685,968	1,537,252	2,374,079	9,825,810	14,423,109
- National Treasury	-	-	64,143	-	64,143
- Other institutions	272	-	1,318	-	1,590
Total in 2017	1,324,226	4,490,188	5,410,342	21,888,871	33,113,627
%	4.0	13.6	16.3	66.1	100.0

c)     Borrowing and on-lending expenses

Accrued on June 30 - R$ thousand
2017
Borrowing:
- In Brazil	354,516
- Overseas	861,778
Subtotal borrowing	1,216,294
On-lending in Brazil:
- BNDES	594,927
- FINAME	352,380
- National Treasury	3,146
- Other institutions	24
On-lending overseas:
- Payables to foreign bankers (Note 9a)	670,637
Subtotal on-lending	1,621,114
Total	2,837,408

48                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

16)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,393,577 thousand: a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-	IRPJ/CSLL on losses of credits – R$1,818,351 thousand: we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	Pension Contributions – R$1,334,221 thousand: official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	INSS – Contribution to SAT – R$389,895 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-	PIS – R$152,322 thousand: the Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

50                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV  Provisions by nature

On June 30 - R$ thousand
2017
Labor claims	5,110,756
Civil claims	4,261,771
Provision for tax risks	6,669,058
Total (Note 18b)	16,041,585

V   Changes in provisions

	R$ thousand
	2017
	Labor	Civil	Tax (1) (2)
Balance on January 1st, 2017	4,764,013	4,106,200	6,816,301
Adjustment for inflation	308,547	241,012	241,066
Provisions, net of (reversals and write-offs)	405,762	332,392	(386,549)
Payments	(367,566)	(417,833)	(1,760)
Balance on June 30, 2017	5,110,756	4,261,771	6,669,058

(1) Mainly include legal obligations; and
(2) Includes, in the first semester of 2017, reversals of provisions relating to: (i) PIS proceeding, related to the offset of amounts unduly paid in the amount of R$191,492 thousand; and (ii) IRPJ/CSLL on loan losses, in the amount of R$181,266 thousand.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$4,788,245 thousand; b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$2,495,215 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,263,348 thousand which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,650,518 thousand; e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,358,577 thousand; and f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$711,345 thousand.

d)  Other matters

                 I.   On May 31, 2016, Bradesco became aware of the indictment of three members of its Board of Executive Officers by the Brazilian Federal Police under the so-called “Operation Zelotes.” On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers and a former member of its Board of Directors, that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence.

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpus to the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus, the 4th Panel of the aforementioned Court, in a session held on June 13, 2017, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause.

Bradesco is cooperating with the relevant authorities and regulatory bodies, furnishing the requested information in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco – is awaiting a decision. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support an assessment of the value of the respective risk.

            II.       The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

52                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

17)    SUBORDINATED DEBT

	On June 30 - R$ thousand
	Original term in years	Nominal amount	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	59,165
Financial bills:
2017	6	2,763,476	4,137,605
2018	6	8,262,799	10,020,338
2019	6	21,858	34,794
2017	7	20,100	48,988
2018	7	141,050	303,367
2019	7	3,172,835	3,430,347
2020	7	1,700	2,704
2022	7	4,305,011	5,357,935
2023	7	1,359,452	1,620,946
2024	7	67,450	70,671
2018	8	50,000	113,780
2019	8	12,735	26,632
2020	8	28,556	52,066
2021	8	1,236	1,962
2023	8	1,706,846	2,151,832
2024	8	136,695	152,059
2025	8	6,193,653	6,346,344
2021	9	7,000	12,558
2024	9	4,924	6,217
2025	9	400,944	443,762
2021	10	19,200	38,747
2022	10	54,143	95,355
2023	10	688,064	1,041,595
2025	10	284,137	366,674
2026	10	361,196	417,858
2027	10	254,743	259,033
2026	11	3,400	3,998
2027	11	47,046	51,577
Perpetual	-	5,000,000	5,373,689
Subtotal in Brazil			42,042,598
Overseas:
2019	10	1,333,575	2,523,950
2021	11	2,766,650	5,424,522
2022	11	1,886,720	3,700,034
Subtotal overseas			11,648,506
Total (1) (2)			53,691,104

(1) It includes the amount of R$22,622,595 thousand, referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(2) The information on results are presented on (Note 14d).

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

18)    OTHER LIABILITIES

a)   Tax and social security

On June 30 - R$ thousand
2017
Provision for deferred income tax (Note 31f)	2,586,978
Taxes and contributions on profit payable	978,950
Taxes and contributions payable	960,702
Total	4,526,630

b)   Sundry

On June 30 - R$ thousand
2017
Credit card operations	23,048,505
Civil, tax and labor provisions (Note 16b IV) (1)	16,041,585
Loan assignment obligations	8,276,329
Provision for payments	5,473,418
Sundry creditors	5,220,464
Obligations by quotas of investment funds	3,440,779
Creditors - prepayment of residual value	1,762,056
Liabilities for acquisition of assets and rights	553,052
Other (2)	3,691,415
Total	67,507,603

(1) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and
(2) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 8g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of June 30, 2017 were as follows: (i) R$681,788 thousand, referring to guarantees related to international trade of goods, with a provision of R$1,620 thousand; (ii) R$2,050,546 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$7,645 thousand; (iii) R$561,489 thousand, referring to guarantees related to the supply of goods, with a provision of R$45,808 thousand; (iv) R$30,716,184 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$156,113 thousand; and (v) R$39,733,861 thousand, referring to other bank guarantees, with a provision of R$382,611 thousand (Note 18b).

54                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

On June 30 - R$ thousand
2017
Banco Bradesco BBI S.A.	17,490
Other	225
Total	17,715

20)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

On June 30
2017 (1)
Common	3,054,481,112
Preferred	3,054,480,793
Subtotal	6,108,961,905
Treasury (common shares)	(5,032,549)
Treasury (preferred shares)	(18,855,746)
Total outstanding shares	6,085,073,610

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares on January 1st, 2017	2,772,225,966	2,759,659,133	5,531,885,099
Increase of capital stock with issuing of shares – bonus of 10% (1)	277,680,101	277,680,072	555,360,173
Increase of shares in treasury – bonus of 10%	(457,504)	(1,714,158)	(2,171,662)
Number of outstanding shares as at June 30, 2017	3,049,448,563	3,035,625,047	6,085,073,610

(1) It benefited the shareholders registered in the records of Bradesco on April 28, 2017.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 30, 2017, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first  semester of 2017, to the value of R$1,102,000 thousand, of which R$0.172493781 are per common share and R$0.189743160 per preferred share, whose payment was made on July 17, 2017.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity for the first semester of 2017 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	7,982,170
(-) Legal reserve	399,109
Adjusted calculation basis	7,583,061
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,810,158
Withholding income tax on interest on shareholders' equity	(421,523)
Interest on shareholders' equity (net) accumulated in 2017	2,388,635	31.50

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	621,136	93,170	527,966
Intermediary interest paid on shareholders’ equity (1)	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest on shareholders’ equity provisioned	0.170149	0.187164	1,087,022	163,053	923,969
Total accrued on June 30, 2017	0.446142	0.490756	2,810,158	421,523	2,388,635

(1) Paid on July 17, 2017.

d)   Treasury shares

A total of 5,032,549 common shares and 18,855,746 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until June 30, 2017, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$27.60 per common share and R$28.15 per preferred share on June 30, 2017.

21)    FEE AND COMMISSION INCOME

Accrued on June 30 - R$ thousand
2017
Credit card income	3,268,885
Checking account	3,249,275
Loans	1,505,321
Collections	952,933
Consortium management	747,669
Asset management	767,132
Custody and brokerage services	412,911
Underwriting/ Financial Advisory Services	333,597
Payments	208,659
Other	207,608
Total	11,653,990

56                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)    PAYROLL AND RELATED BENEFITS

Accrued on June 30 - R$ thousand
2017
Salaries	4,031,983
Benefits	2,007,521
Social security charges	1,489,344
Employee profit sharing	706,747
Provision for labor claims	426,175
Training	67,504
Total	8,729,274

23)    OTHER ADMINISTRATIVE EXPENSES

Accrued on June 30 - R$ thousand
2017
Outsourced services	2,081,568
Depreciation and amortization	2,532,542
Data processing	1,036,592
Communication	779,067
Rental	825,306
Asset maintenance	554,354
Financial system services	506,509
Security and surveillance	416,863
Transport	375,843
Advertising and marketing	288,524
Water, electricity and gas	201,658
Supplies	122,853
Travel	84,944
Other	761,975
Total	10,568,598

24)    TAX EXPENSES

Accrued on June 30 - R$ thousand
2017
Contribution for Social Security Financing (COFINS)	1,552,318
Social Integration Program (PIS) contribution	256,904
Tax on Services (ISSQN)	325,001
Municipal Real Estate Tax (IPTU) expenses	75,271
Other	110,769
Total	2,320,263

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    OTHER OPERATING INCOME

Accrued on June 30 - R$ thousand
2017
Other interest income	811,375
Reversal of other operating provisions (1)	4,474,785
Revenues from recovery of charges and expenses	170,662
Other	722,973
Total	6,179,795

(1)  Include, basically, reversals of: (i) generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16 (Note 8h); (ii) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (iii) provision for tax risks related to IRPJ/CSLL on credit losses (Note 16b V)..

26)    OTHER OPERATING EXPENSES

Accrued on June 30 - R$ thousand
2017
Other finance costs	1,705,877
Sundry losses	840,620
Discount granted	675,539
Commissions on loans and financing	495,988
Intangible assets amortization	6,316
Other (1)	3,437,438
Total	7,161,778

(1)  Includes, basically, a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16 (Note 8h).

27)    NON-OPERATING INCOME (LOSS)

Accrued on June 30 - R$ thousand
2017
Gain/loss on sale and write-off of assets and investments	(263,022)
Recording/reversal of non-operating provisions (1)	(80,094)
Other	51,877
Total	(291,239)

(1)  Represented mainly by an allowance for losses on non-use assets (BNDU).

58                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On June 30 - R$ thousand
	Controllers (1)	Affiliates and Jointly controlled companies (2)	Key management personnel (3)	Total
Assets
Interbank investments	-	644,567	-	644,567
Receivable from affiliates companies	-	2,361,758	-	2,361,758
Other assets	-	6,215	-	6,215
Liabilities
Demand deposits/Savings accounts	23	287,564	16,383	303,970
Time deposits	1,345,381	1,344,488	79,084	2,768,953
Securities sold under agreements to repurchase	753,868	214,798	11,953	980,619
Funds from issuance of securities	6,153,422	12,335,991	820,496	19,309,909
Derivative financial instruments	24,554	-	-	24,554
Interest on own capital and dividends payable	752,326	-	-	752,326
Other liabilities	-	91,861	-	91,861

	Accrued on June 30 - R$ thousand
	Controllers (1)	Affiliates and Jointly controlled companies (2)	Key management personnel (3)	Total
Income from financial intermediation	-	30,950	-	30,950
Financial intermediation expenses	(471,449)	(737,399)	(49,558)	(1,258,406)
Income from services provided	-	199,023	-	199,023
Expenses in operations with derivatives	(23,906)	-	-	(23,906)
Administrative Expenses	(1,281)	(255,442)	-	(256,723)
Other expenses net of other operating revenues	-	(183,564)	-	(183,564)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•	The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2017, the maximum amount of R$466,400 thousand was set for Management compensation and R$486,400 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

Accrued on June 30 - R$ thousand
2017
Salaries	220,074
Total	220,074

Post-employment benefits

Accrued on June 30 - R$ thousand
2017
Defined contribution supplementary pension plans	224,201
Total	224,201

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

On June 30
2017
● Common shares	0.69%
● Preferred shares	1.13%
● Total shares (1)	0.91%

(1) On June 30, 2017, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.12% of common shares, 1.17% of preferred shares and 2.15% of all shares.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On June 30 - R$ thousand
	2017
	Balance	Local	Foreign (1) (2)
Assets
Current and long-term assets	918,093,465	849,846,587	68,246,878
Cash and due from banks	13,267,198	9,437,424	3,829,774
Interbank investments	177,295,743	176,046,120	1,249,623
Securities and derivative financial instruments	222,072,889	206,916,578	15,156,311
Interbank and interdepartmental accounts	69,822,716	69,822,716	-
Loans and leasing	295,923,291	262,821,095	33,102,196
Other receivables and assets	139,711,628	124,802,654	14,908,974
Permanent assets	68,392,931	68,355,075	37,856
Investments	46,106,004	46,106,004	-
Premises and equipment and leased assets	8,473,531	8,449,482	24,049
Intangible assets	13,813,396	13,799,589	13,807
Total	986,486,396	918,201,662	68,284,734

Liabilities
Current and long-term liabilities	879,254,601	814,261,651	64,992,950
Deposits	261,686,575	250,858,796	10,827,779
Securities sold under agreements to repurchase	256,470,543	250,246,331	6,224,212
Funds from issuance of securities	143,634,243	138,997,273	4,636,970
Interbank and interdepartmental accounts	6,326,674	2,933,608	3,393,066
Borrowing and on-lending	56,542,386	32,752,137	23,790,249
Derivative financial instruments	14,025,373	13,771,718	253,655
Other liabilities:
- Subordinated debts	53,691,104	42,042,598	11,648,506
- Others	86,877,703	82,659,190	4,218,513
Deferred income	406,567	406,567	-
Non-controlling interests in subsidiaries	17,715	17,715	-
Shareholders’ equity	106,807,513	106,807,513	-
Total	986,486,396	921,493,446	64,992,950

Net position of assets and liabilities			3,291,784
Net position of derivatives (2)			(48,596,015)
Other net off-balance-sheet accounts (3)			149,875
Net exchange position (liability)			(45,154,356)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The statement of financial position by maturity is as follows

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	433,563,635	94,462,247	65,404,515	324,663,068	-	918,093,465
Cash and due from banks	13,267,198	-	-	-	-	13,267,198
Interbank investments (1)	172,629,634	2,599,068	938,818	1,128,223	-	177,295,743
Securities and derivative financial instruments (1) (2)	105,208,273	2,457,296	6,920,005	107,487,315	-	222,072,889
Interbank and interdepartmental accounts	69,020,214	-	-	802,502	-	69,822,716
Loans and leasing	26,983,098	64,345,260	45,686,446	158,908,487	-	295,923,291
Other receivables and assets	46,455,218	25,060,623	11,859,246	56,336,541	-	139,711,628
Permanent assets	4,297,753	1,663,362	1,787,167	14,158,051	46,486,598	68,392,931
Investments	-	-	-	-	46,106,004	46,106,004
Premises and equipment	4,025,224	309,037	370,845	3,387,831	380,594	8,473,531
Intangible assets	272,529	1,354,325	1,416,322	10,770,220	-	13,813,396
Total on June 30, 2017	437,861,388	96,125,609	67,191,682	338,821,119	46,486,598	986,486,396

Liabilities
Current and long-term liabilities	435,846,643	88,658,153	75,517,800	279,232,005	-	879,254,601
Deposits (3)	135,191,306	13,178,770	9,462,826	103,853,673	-	261,686,575
Securities sold under agreements to repurchase (1)	210,551,363	20,049,232	12,085,461	13,784,487	-	256,470,543
Funds from issuance of securities	7,538,842	34,132,101	30,806,616	71,156,684	-	143,634,243
Interbank and interdepartmental accounts	6,326,674	-	-	-	-	6,326,674
Borrowing and on-lending	5,922,598	15,944,165	10,866,615	23,809,008	-	56,542,386
Derivative financial instruments	13,264,721	433,922	166,152	160,578	-	14,025,373
Other liabilities:
- Subordinated debts	427,571	4,012,252	9,810,604	39,440,677	-	53,691,104
- Others	56,623,568	907,711	2,319,526	27,026,898	-	86,877,703
Deferred income	406,567	-	-	-	-	406,567
Non-controlling interests in subsidiaries	-	-	-	-	17,715	17,715
Shareholders’ equity	-	-	-	-	106,807,513	106,807,513
Total on June 30, 2017	436,253,210	88,658,153	75,517,800	279,232,005	106,825,228	986,486,396

Net assets accumulated on June 30, 2017	1,608,178	9,075,634	749,516	60,338,630

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

62                 June 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
Prudential Conglomerate
2017
Tier I capital	77,322,435
Common equity	71,948,746
Shareholders’ equity	106,807,513
Non-controlling / Other	39,089
Prudential adjustments (1)	(34,897,856)
Additional capital	5,373,689
Tier II capital	25,727,605
Subordinated debts (Resolution No. 4,192/13)	16,998,232
Subordinated debts (previous to CMN Resolution No. 4,192/13)	8,729,373
Reference Equity (a)	103,050,040

- Credit risk	550,858,207
- Market risk	20,530,346
- Operational risk	47,222,493
Risk-weighted assets – RWA (b)	618,611,046

Basel ratio (a/b)	16.7%
Tier I capital	12.5%
- Principal capital	11.6%
- Additional capital	0.9%
Tier II capital	4.2%

(1) As from January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

a)      Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first semester of 2017 totaled R$417.004 thousand.

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2.075.025 thousand in the first semester of 2017.

31)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

Accrued on June 30 - R$ thousand
2017
Income before income tax and social contribution	8,153,358
Total burden of income tax and social contribution at the current rates (1)	(3,669,011)
Effect on the tax calculation:
Earnings of affiliates and subsidiaries	1,878,649
Net non-deductible expenses of nontaxable income	214,987
Interest on shareholders’ equity (paid and payable)	1,264,571
Other amounts (2)	140,980
Income tax and social contribution for the period	(169,824)

(1) Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)  Breakdown of income tax and social contribution in the statement of income

Accrued on June 30 - R$ thousand
2017
Current taxes:
Income tax and social contribution payable	(3,165,374)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	4,053,497
Use of opening balances of:
Social contribution loss	(496,275)
Income tax loss	(599,093)
Constitution in the period on:
Social contribution loss	27,892
Income tax loss	9,529
Total deferred tax assets	2,995,550
Income tax and social contribution for the period	(169,824)

c)  Deferred income tax and social contribution

	R$ thousand
	Balance on January 1st, 2017	Amount recorded	Amount realized	Balance on 30.6.2017
Allowance for loan losses	25,279,237	7,115,425	2,672,797	29,721,865
Civil provisions	1,829,057	268,876	326,610	1,771,323
Tax provisions	2,604,158	115,305	194,561	2,524,902
Labor provisions	1,985,377	362,114	362,780	1,984,711
Provision for devaluation of securities and investments	163,198	69,520	69,396	163,322
Provision for devaluation of foreclosed assets	535,785	140,323	100,573	575,535
Adjustment to fair value of trading securities	4,863,195	971,284	1,206,693	4,627,786
Amortization of goodwill	411,701	25,707	34,496	402,912
Provision for interest on own capital (1)	-	489,170	-	489,170
Other	4,086,417	1,498,069	2,034,390	3,550,096
Total deductible taxes on temporary differences	41,758,125	11,055,793	7,002,296	45,811,622
Income tax and social contribution losses in Brazil and overseas	5,477,576	37,421	1,095,368	4,419,629
Subtotal (2)	47,235,701	11,093,214	8,097,664	50,231,251
Adjustment to fair value of available-for-sale securities (2)	873,412	106,950	610,708	369,654
Total deferred tax assets (Note 9b)	48,109,113	11,200,164	8,708,372	50,600,905
Deferred tax liabilities (Note 32f)	2,190,432	706,102	309,556	2,586,978
Deferred tax assets, net of deferred tax liabilities	45,918,681	10,494,062	8,398,816	48,013,927

(1) Tax credit on interest on shareholders’ equity is calculated up to the tax limit allowed; and
(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, are calculated based on the expected implementation.

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)  Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	3,941,724	2,489,804	48,195	30,224	6,509,947
2018	6,979,128	5,067,471	178,787	334,540	12,559,926
2019	7,121,036	4,781,252	497,894	249,668	12,649,850
2020	5,907,187	3,447,382	93,322	221,852	9,669,743
2021	1,770,100	1,205,600	1,147,524	768,524	4,891,748
After 2021	1,795,547	1,305,391	288,213	560,886	3,950,037
Total	27,514,722	18,296,900	2,253,935	2,165,694	50,231,251

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2017, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$47,404,193 thousand, of which R$43,358,257 thousand relates to temporary differences, R$4,045,936 thousand to tax losses and negative basis of social contribution.

e)   Unrecognized deferred tax assets

On June 30, 2017, deferred tax assets of R$11,607 thousand were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)   Deferred tax liabilities

On June 30 - R$ thousand
2017
Fair value adjustment to securities and derivative financial instruments	257,039
Difference in depreciation	328,103
Judicial deposit and others	2,001,836
Total	2,586,978

The deferred tax liabilities of companies in the financial were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

32)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on June 30, 2017, amounted to R$776,647,165 thousand.

b)   Social and environmental risk (supplementary information)

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard (available at www.bradescosustentabilidade.com.br/site/).

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table presents the loan operation that is in accordance with the Equator Principles contracted in the first semester of 2017:

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	1	-
Region
Northeast	-	1	-

R$ thousand
Total project value	570,900
Bradesco's participation (loan)	285,450

c)     Private Social Investment

During the first half of 2017, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$ 44,797 thousand.

d)   Consortium funds

On June 30 - R$ thousand
2017
Credits available to consortium members	5,796,239
Off-balance-sheet
Monthly estimate of funds receivable from consortium members	607,210
Contributions payable by the group	30,245,004
Consortium members - assets to be included	26,388,770

In units
2017
Number of groups managed	3,610
Number of active consortium members	1,384,333
Number of assets to be included	629,062

e)     As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until the year 2015, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

f)      In the first semester of 2017, seeking to reduce the costs of Financial Institutions regarding compulsory deposit requirements, Bacen simplified its rules, as follows:

Description	Standard before amendment	Amended standard
Funds from savings deposits (Rural)	The payment was 15.5% on the balance of rural savings (poupança rural).	Starting July 10, 2017, payment increased to 21% on the rural savings balance.
	For the additional reserve requirements, the payment was 5.5% on the rural savings balance.	Starting July 10, 2017, these reserve requirements were terminated.
Demand deposits

Up to May 5, 2017, the compulsory deposit collection began on the Wednesday of the week following the end of the calculation period and ended on the Tuesday of the second subsequent week (period of 10 business days).

As of May 8, 2017, the compulsory deposit collection period began on Monday of the second week following the end of the calculation period, and ended on the Friday of the following week (period of 10 business days).

Time deposits

Up to May 5, 2017, compulsory collection begins on the Friday of the week following the end of the calculation period, or on the next business day, if Friday is not a business day, and ends on the following Thursday.

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week.
	Up to May 5, 2017, the additional rate for compulsory deposit collection on time deposits is 11%. The normal rate for compulsory deposit collection on time deposits is 25%.	As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there is no additional rate.

Up to May 5, 2017, the percentages deducted from the calculation basis are as follows:

- R$3 billion for financial institutions with RE lower than R$2 billion;

- R$2 billion for financial institutions with RE between R$2 billion and R$5 billion, and

- R$1 billion for financial institutions with RE between R$5 billion and R$7 billion.

As of May 8, 2017, the percentages deducted from the calculation basis were as follows:

- R$3 billion for financial institutions with RE lower than R$3 billion;

- R$2 billion for financial institutions with RE between R$3 billion and R$10 billion; and

- R$1 billion for financial institutions with RE between R$10 billion and R$15 billion.

Deduction for Time Deposits	Up to February 2, 2017, compliance was assured with deduction of financial bills; acquisitions of assignments, vehicles and motorcycles.

The “time base value”* was established as a reduction as of February 3, 2017, as follows:

I - 100% of the “time base value” up to the period beginning on 12.29.2017;

II - 50% of the “time base value” in the period from January 2, 2018 to December 28, 2018; and

III - 30% "of the “time base value” in the period from December 31, 2018 to December 27, 2019.

Deductions are no longer allowed for new purchases as of February 3, 2017.

* the “time base value” corresponds to the amount of deduction considered for compliance on January 20, 2017.

Deduction for demand deposits	Up to February 21, 2017, the compliance was assured with deduction of financing granted according to Law 12,096/09 (Export Credit Notes - NCE).

The “demand base value”* was established as a reduction as of February 22, 2017, as follows:

I - 100% of the “demand base value” up to the period beginning on December 29, 2017;

II - 50% of the “demand base value” in the period from January 2, 2018 to December 28, 2018;

III - 30% of the “demand base value” in the period from December 31, 2018 to December 27, 2019; and

IV - 0% as of December 30, 2019.

* “demand base value” corresponds to the amount of deduction considered for compliance on January 25, 2017.

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Notes to the Financial Statements of the Prudential Conglomerate

g)     Bradesco Seguros S.A. ("Bradesco Seguros") indirect investment of Bradesco and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") completed a transaction disclosed in October 2016 upon execution of a shareholder agreement dated July 2017 whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume part of insurance operations of P&C (Property and Casualty) such as Aeronautical, Marine, Civil Liability segments and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity interest of 40% in Swiss Re Corporate Solutions Brasil and the other 60% interest will remain with its controlling shareholder Swiss Re Corso.

The transaction was approved by Susep, the Administrative Council for Economic Defense (Cade) and the Central Bank.

h)      In May 2017, Bradesco – as an indirect holder of equity interest in IRB, announced to shareholders that had authorized IRB to submit: (i) application for registration as a publicly-held company and for authorization of initial public offering of IRB, pursuant to CVM Instructions 400/03 and 480/09; and (ii) application for registration of secondary public distribution of common shares issued by IRB, pursuant to CVM Instruction 400/03.

In July 2017, Bradesco announced that the documents were filed in compliance with the requirements formulated by CVM in the context of the Secondary Public Offering of IRB’s common shares.

i)      In June 2017, Bradesco signed final documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable standards. Control of the company will be shared, with each party holding 20% of its capital. The required contribution of capital occurred in July 2017.

j)     In July 2017, Bradesco launched a Special Voluntary Retirement Plan, which may be used by the Organization’s employees who fulfill the requirements established in the regulations of the respective plan.

Marcos Aparecido Galende
Accountant - CRC 1SP201309/O-6

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

To

The Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprises the consolidated statement of financial position as of June 30, 2017 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution No.4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 to the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco as of June 30, 2017, the consolidated performance of its operations and its consolidated cash flows statement, for the six-month period then ended, in accordance with the Resolution No. 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution No. 4,280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

As informed in note 2, article 5 of Resolution No. 4,517 / 16 of the National Monetary Council stipulates that, as of January 1, 2017, equity investments in jointly controlled companies must be accounted for using the equity method and no longer through proportional consolidation, as previously required. Additionally, the paragraph 2 of article 5, of the aforementioned resolution, waived the presentation of comparative information for institutions that had a change in accounting policy as a consequence of this theme. Accordingly, the consolidated financial statements of the Prudential Conglomerate as of June 30, 2017 are not presented in a comparative basis, with the six-month period ended June 30, 2016.

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Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the six-month period ended on June 30, 2017. These matters were addressed in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

•       Allowance for doubtful accounts

As disclosed in Notes 3g and 8, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 37,451,416 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions such as late payments, economic and financial position, indebtedness level, sector of the economy, guarantee characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/1999, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we considered this as a significant matter in our audit.

How our audit addressed this matter

We evaluated the design, implementation and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluated, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/1999, related to the determination of the allowance for doubtful accounts. We also analyzed whether the disclosures made in the consolidated financial statements of Prudential Conglomerate, described in Notes 3g and 9 are in accordance with the applicable accounting practices.

Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•       Market value of financial instruments

As disclosed in the Notes 3e, 3f and 6, derivative financial instruments amount to R$ 15,024,480 thousand (assets) and R$ (14,025,373) thousand (liabilities), available-for-sale securities amount to R$ 155,678,967 thousand and trading securities amount to R$ 39,107,201 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Prudential Conglomerate of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of market values. However, when the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. In addition, financial assets classified in the "Available for Sale" category are subject to Bradesco's judgmental assessment of impairment loss evidence indicators. Therefore, we considered the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluated the design, implementation, and operating effectiveness of the internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments for which market value measurement parameters are not observable, with the technical support of our professionals with knowledge of financial instruments, we evaluated the models developed by Bradesco for determining market values and the reasonableness of data, the parameters and information included in the pricing models used, and we recalculated the amount of operations. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate in Notes 3e, 3f and 6.

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Based on the evidence obtained from the procedures described above, we consider the market value measurement of financial instruments and disclosures to be adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•       Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3o and 16, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 6,669,058 thousand, R$ 4,261,771 thousand, and R$ 5,110,756 thousand, respectively. Some laws and regulations in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we considered this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on a test basis, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, civil and labor matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements of the Prudential Conglomerate taken as a whole.

•       Impairment of assets

The consolidated financial statements of Prudential Conglomerate include deferred tax assets in the amount of R$ 50,600,905 thousand (Note 31c) and goodwill in the amount of R$ 9,371,742 thousand (Note 13a). The realization of these assets depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements of Prudential Conglomerate, we considered this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing this assessment. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

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Based on the evidence obtained from the procedures described above, we considered the assessment of indicators of devaluation adequate in the context of the consolidated financial statements of the Prudential Conglomerate taken as a whole.

•       Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity method

As mentioned in Notes 3j and 11, Bradesco invests in insurance controlling subsidiaries. These subsidiaries have liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 226,283,070 thousand, which may significantly affect the net income presented in consolidated financial statements of the Prudential Conglomerate. In view of the uncertainties and subjectivity inherent in insurance and pension plans contracts, the liability adequacy test and the process of determination and measurement of technical reserves involve a high judgment level. Bradesco´s subsidiaries continuously evaluate methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, and interest rates. In view of the involved relevance and uncertainty, and the impact that any change in assumptions would have the amount of Technical Provisions and, consequently, on the net income of the consolidated financial statements of the Prudential Conglomerate, we considered this matter relevant to our audit.

How our audit addressed this matter

Our procedures included planning and communication of the audit scope to the controlling subsidiaries, discussion of the risks of significant misstatements to instruct the auditors of these subsidiaries. We met with these auditors, reviewed and evaluated their work, which considered, among others, the matters described above that could significantly affect the net income of the consolidated financial statements of the Prudential Conglomerate. We also evaluated the audit evidence obtained and the documentation of the specialists involved by the auditor of the subsidiaries, as well as the procedures performed and conclusions obtained, specifically the determination of materiality, the effect of unadjusted audit differences and the procedures performed to address the risks. We also evaluated the adequacy of the disclosures made by Bradesco on the consolidated financial statements of the Prudential Conglomerate.

Based on evidence obtained from the procedures described above, we consider the level of provisioning in the subsidiaries and disclosures to be adequate in the context of the consolidated financial statements of the Prudential Conglomerate taken as a whole.

•       Application controls and information technology general controls

Bradesco has a technology structure for conducting its businesses, as well as continuous investment plans aimed at the improvement and maintenance of access management and changes in the relevant system and applications, development of new programs, and automated controls and/or controls with automated components in relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to ensure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, as well as the importance of access controls and the management of changes in its systems and applications, we considered that this area is relevant to our audit.

How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, timely revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, during our audit with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from a certain system considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

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The evidence from the control tests described above allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

Other matters

Bradesco prepared a set of general purpose financial statements for the six-month period ended June 30, 2017, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated July 26, 2017.

Statements of value added

The consolidated statement of value added (DVA) for the six-month period ended June 30, 2017, prepared under the responsibility of the Bradesco’s management, and presented herein as supplementary information in relation to the special purpose required by Resolution No.4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), has been subject to audit procedures jointly performed with the audit of the consolidated financial statements of the Prudential Conglomerate of Bradesco.  In order to form our opinion, we assessed whether those statements are reconciled with the consolidated financial statements of the Prudential Conglomerate and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statement of value added has been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and is consistent with the overall consolidated financial statements of the Prudential Conglomerate taken as whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements of Prudential Conglomerate.

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As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•     Identify and assess the risks of material misstatement of the consolidated financial statements, independently whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•     Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•     Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•     Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s and its subsidiaries ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•     Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate of the current for the six-month period then ended, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, August 28, 2017

KPMG Auditores Independentes CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia Accountant CRC 1SP252418/O-3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.